January 26, 2010

Mr. Christian Windsor, Special Counsel

Mr. Mark Thomas, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cathay General Bancorp
Form 10-K for December 31, 2008
File Number 0-18630

Dear Mr. Windsor and Mr. Thomas:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated December 29, 2009, to Mr. Chen from Mr. Windsor of the staff of the Securities and Exchange Commission (the “Commission”). The text of the comments has been included in bold face for convenience, and the Company’s responses are set forth below each comment.

Form 10-Q filed for the Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 16 Fair Value Measurements, page 23

1.	Please revise your future filings to provide the disclosures required by ASC 820-10-50-5 for your nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis (e.g., fair value measurements used in goodwill impairment tests). Please be sure to describe the valuation techniques used to determine the fair values of these assets and liabilities.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures to provide the disclosures required by ASC 820-10-50-5 for our nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. If we had incorporated your comments in our Form 10-Q for the quarter ended September 30, 2009, it would have been as follows:

Assets Measured at Fair Value on a Nonrecurring Basis

We may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from write-downs of individual assets.

For financial assets measured at fair value on a nonrecurring basis that were still reflected in the balance sheet at period end, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets at period end (in thousands)

	As of September 30, 2009			Total at Fair Value	Total Losses
	Fair Value Measurements Using				Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
	Level 1	Level 2	Level 3
	(In thousands)
Assets
On a Nonrecurring Basis
Impaired loans	$—	$99,773	$36,139	$135,912	$(22,886)	$(39,501)
Other real estate owned (1)	—	86,653	6,117	92,770	(2,548)	(18,050)
Equity investment	826	—	—	826	—	—

Total assets	$826	$186,426	$42,256	$229,508	$(25,434)	$(57,551)

(1)	Other real estate owned balance of $87.8 million in the consolidated balance sheet is net of estimated disposal costs.

The valuation techniques for the assets and liabilities valued on an nonrecurring basis are as follows:

Loans held for investment. The Company does not record loans at fair value on a recurring basis. However, from time to time, nonrecurring fair value adjustments to collateral dependent impaired loans are recorded based on either current appraised value of the collateral, a Level 2 measurement, or management’s judgment and estimation of value reported on old appraisals which are then adjusted based on recent market trends, a Level 3 measurement

Goodwill. The Company completes “step one” of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or “carrying amount”) of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and “step two” of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit’s goodwill to the “implied fair value” of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value. In connection with obtaining the independent valuation, management provided certain data and information that was utilized by the third party in its determination of fair value, including earnings forecast at the reporting unit level for the next four years. Other key assumptions include terminal values based on future growth rates and discount rates for valuing the cash flows, which have inputs for the risk-free rate, market risk premium and adjustments to reflect inherent risk and required market returns. Because of the significance of unobservable inputs in the valuation of goodwill impairment, goodwill subjected to nonrecurring fair value adjustments is classified as Level 3. See Note XX for further discussion of the process for evaluating goodwill for impairment.

Core deposit intangibles. Core deposit intangibles is initially recorded at fair value based on a valuation of the core deposits acquired and is amortized over its estimated useful life to its residual value in proportion to the economic benefits consumed. The Company assesses the recoverability of this intangible asset on a nonrecurring basis using the core deposits remaining at the assessment date and the fair value of cash flows expected to be generated from the core deposits.

Other real estate owned. Real estate acquired in the settlement of loans is initially recorded at fair value, less estimated costs to sell. The Company records other real estate owned at fair value on a non-recurring basis. However, from time to time, nonrecurring fair value adjustments to other real estate owned are recorded based on current appraised value of the property, a Level 2 measurement, or management’s judgment and estimation based on reported appraisal value, a Level 3 measurement.

Equity investments. The Company records equity investments at fair value on a nonrecurring basis. However, from time to time, nonrecurring fair value adjustments to equity investments are recorded based on quoted market prices in active exchange market at the reporting date, a Level 1 measurement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 31

2.	Please revise your disclosure in future filings to provide a more robust discussion of how you determine each element of your allowance for loan losses. With respect to the general and unallocated components, please address the following:

•	Disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk);

•

Describe how loss rates are determined (e.g., based on historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience;

•	Describe the qualitative factors (e.g., industry, geographical, economic and political) that have affected loss rates or other loss measurements;

•

Disclose how you take into consideration housing price depreciation and homeowners’ loss of equity in the collateral in your allowance for loan losses for residential mortgages and other loans collectively evaluated for impairment; and

•	Discuss the basis for your assumptions about housing price depreciation.

Provide us with your proposed disclosures.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. Residential mortgage loans and equity lines of credit represented 9.4% and 2.7% of gross loans at September 30, 2009 and 2.4% and 0.3%, respectively of gross chargeoffs for the nine months ended September 30, 2009. Given the small amount of gross chargeoffs related to residential mortgage loans and equity lines of credit, the Company did not disclose its assumptions on housing price depreciation and the basis for those assumptions. If we had incorporated your comments in our Form 10-Q for the quarter ended September 30, 2009, it would have been as follows:

Critical Accounting Policies

Accounting for the Allowance for Loan Losses

The determination of the amount of the provision for loan losses charged to operations reflects management’s current judgment about the credit quality of the loan portfolio and takes into consideration changes in lending policies and procedures, changes in economic and business conditions, changes in the nature and volume of the portfolio and in the terms of loans, changes in the experience, ability and depth of lending management, changes in the volume and severity of past due, nonaccrual and adversely classified or graded loans, changes in the quality of the loan review system, changes in the value of underlying collateral for collateral-dependent loans, the existence and effect of any concentrations of credit and the effect of competition, legal and regulatory requirements, and other external factors. The nature of the process by which we determine the appropriate allowance for loan losses requires the exercise of considerable judgment. The allowance is increased by the provision for loan losses and decreased by charge-offs when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. A weakening of the economy or other factors that adversely affect asset quality could result in an increase in the number of delinquencies, bankruptcies, or defaults, and a higher level of non-performing assets, net charge-offs, and provision for loan losses in future periods.

The total allowance for loan losses consists of two components: specific allowances and general allowances. To determine the adequacy of the allowance in each of these two components, we employ two primary methodologies, the individual loan review analysis methodology and the classification migration methodology. These methodologies support the basis for determining allocations between the various loan categories and the overall adequacy of our allowance to provide for probable losses inherent in the loan portfolio. These methodologies are further supported by additional analysis of relevant factors such as the historical losses in the portfolio, and environmental factors which include trends in delinquency and nonaccrual, and other significant factors, such as the national and local economy, the volume and composition of the portfolio, strength of management and loan staff, underwriting standards, and the concentration of credit.

The Bank’s management allocates a specific allowance for “Impaired Credits,” in accordance with ASC 310-10-35. For non-Impaired Credits, a general allowance is established for those loans internally classified and risk graded Pass, Minimally Acceptable, Special Mention, or Substandard based on historical losses in the specific loan portfolio and a reserve based on environmental factors determined for that loan group. The level of the general allowance is established to provide coverage for management’s estimate of the credit risk in the loan portfolio by various loan segments not covered by the specific allowance. The allowance for credit losses is discussed in more detail in “Allowance for Credit Losses” below.

Allowance for Credit Losses

The Bank maintains the allowance for credit losses at a level that is considered to be equal to the estimated and known risks in the loan portfolio and off-balance sheet unfunded credit commitments. Allowance for credit losses is comprised of allowances for loan losses and for off-balance sheet unfunded credit commitments. With this risk management objective, the Bank’s management has an established monitoring system that is designed to identify impaired and potential problem loans, and to permit periodic evaluation of impairment and the adequacy level of the allowance for credit losses in a timely manner.

In addition, our Board of Directors has established a written credit policy that includes a credit review and control system which it believes should be effective in ensuring that the Bank maintains an adequate allowance for credit losses. The Board of Directors provides oversight for the allowance evaluation process, including quarterly evaluations, and determines whether the allowance is adequate to absorb losses in the credit portfolio. The determination of the amount of the allowance for credit losses and the provision for credit losses is based on management’s current judgment about the credit quality of the loan portfolio and takes into consideration known relevant internal and external factors that affect collectibility when determining the appropriate level for the allowance for credit losses. The nature of the process by which the Bank determines the appropriate allowance for credit losses requires the exercise of considerable judgment. Additions to the allowance for credit losses are made by charges to the provision for credit losses. Identified credit exposures that are determined to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged off amounts, if any, are credited to the allowance for credit losses. A weakening of the economy or other factors that adversely affect asset quality could result in an increase in the number of delinquencies, bankruptcies, or defaults, and a higher level of non-performing assets, net charge-offs, and provision for loan losses in future periods.

Our allowance for loan losses consists of the following:

•

Specific allowance: For impaired loans, we provide specific allowances for loans that are not collateral dependent based on an evaluation of the present value of the expected future cash flows discounted at the loan’s effective interest rate and for loans that are collateral dependent based on the fair value of the underlying collateral, which is determined based on the most recent valuation information received, which may be adjusted based on factors such as changes in market conditions from the time of valuation. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the allowance for loan losses or, alternatively, a specific allocation will be established;

•

General allowance: The unclassified portfolio is segmented on a group basis. Segmentation is determined by loan type and common risk characteristics. The non-impaired loans are grouped into ten segments: two commercial segments, one commercial real estate segment, one residential construction segment, one non-residential construction segment, one Small Business Administration segment, one installment loans segment, one residential mortgage segment, one equity lines of credit segment and one overdrafts segment. The allowance is provided for each segmented group based on the group’s historical loan loss experience aggregated based on loan risk classifications which takes into account the current financial condition of the borrowers and guarantors, the prevailing value of the underlying collateral if collateral dependent, charge-off history, management’s knowledge of the portfolio, and general economic conditions, and environmental factors which include the trends in delinquency and non-accrual, and other significant factors, such as national and local economy, the volume and composition of the portfolio, strength of management and loan staff, underwriting standards, and the concentration of credit. In addition, management reviews reports on past-due loans to ensure appropriate classifications. During the third quarter of 2007, we revised our minimum loss rates for loans rated Special Mention and Substandard to incorporate the results of a classification migration model reflecting actual losses beginning in 2003. Beginning in the third quarter of 2007, minimum loss rates have been assigned for loans graded Minimally Acceptable instead of grouping these loans with the unclassified portfolio. During the second quarter of 2009, in light of the continued deterioration in the economy and the increases in nonaccrual loans and chargeoffs, we shortened the period used in the migration analysis from five years to four years to better reflect the impact of the most recent chargeoffs, which increased the allowance for loan and lease losses by $8.7 million; we increased the general allowance to reflect the higher loan delinquency trends, the weaker national and local economy and the increased difficulty in assigning loan grades, which increased the allowance for loan and lease losses by $13.2 million and we also applied the environmental factors described above to loans rated Minimally Acceptable, Special Mention and Substandard, which increased the allowance for loan and lease losses by $11.8 million. During the fourth quarter of 2009, the Company changed its migration loss analysis to reduce the weighting of the first two years of the four year migration analysis by half to better reflect the impact of more recent losses. This change did not have a significant impact on the allowance for loan losses.

Statement of Operations Review, page 32

3.	We note the continued increasing levels and use of “securities sold under repurchase agreements” as a funding source. Given the higher funding costs associated with these types of arrangements and the negative impact on net interest income, please revise your disclosures in future filings to address the business reasons for entering into and using these arrangements as opposed to another alternative funding source. You should also address the reasons for the consistently low levels of non-interest bearing deposits. Provide us with your proposed disclosures.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. If we had incorporated your comments in our Form 10-Q for the quarter ended September 30, 2009, it would have been as follows:

Net Interest Income Before Provision for Credit Losses

Net interest income before provision for credit losses decreased to $72.5 million during the third quarter of 2009, a decline of $1.1 million, or 1.5%, compared to $73.6 million during the same quarter a year ago. The decrease was due primarily to the increases in interest expense paid for securities sold under agreements to repurchase as a result of the expiration of initial below market interest rate periods. Between 2005 and 2008, the Bank increased its securities portfolio and funded these securities by entering into a number of long term securities sold under agreements to repurchase transactions to increase net interest income. Average non-interest bearing deposits remained steady between quarters since the Bank’s customer base consistently prefers to maintain deposits in the form of certificates of deposits.

The net interest margin, on a fully taxable-equivalent basis, was 2.65% for the third quarter of 2009. The net interest margin increased 16 basis points from 2.49% in the second quarter of 2009, and decreased 23 basis points from 2.88%, on a fully taxable-equivalent basis, in the third quarter of 2008. The decrease in net interest margin from the prior year primarily resulted from increases in non-accrual loans and the increase in the borrowing rate on our long term repurchase agreements as discussed above and the increase in the average rate paid on other borrowed funds as lower cost short term borrowings matured. The majority of our variable rate loans contain interest rate floors, which help limit the impact of the recent decreases in the prime interest rate.

Impaired Loans, page 46

4.	We note that a significant amount of your impaired loans do not have an associated allowance for loan losses. Please revise your disclosure in future filings to more clearly explain the methods used to measure impairment and to clarify why a significant portion of your impaired loans did not require a specific reserve. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•	Whether you make any adjustments to the appraisals and why;

•	Type of appraisals, such as “retail value” or “as is value”;

•

How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

•	How you determine the amount to charge-off; and

•

In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. If we had incorporated your comments in our Form 10-Q for the quarter ended September 30, 2009, it would have been as follows:

Impaired Loans

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement based on current circumstances and events. The assessment for impairment occurs when and while such loans are on non-accrual as a result of delinquency status of over ninety days or receipt of information that indicates that full collection of principal is doubtful, or when the loan has been restructured in a troubled debt restructuring. Those loans with a balance less than our defined selection criteria, generally the loan amount less than $100,000, are treated as a homogeneous portfolio. If loans meeting the defined criteria are not collateral dependent, we measure the impairment based on the present value of the expected future cash flows discounted at the loan’s effective interest rate. If loans meeting the defined criteria are collateral dependent, we measure the impairment by using the loan’s observable market price or the fair value of the collateral. We seek to obtain an appraisal to determine the amount of impairment at the date that the loan becomes impaired. For residential construction loans, appraisals are updated every six months and for all other impaired loans, appraisals are updated every twelve months. The appraisals are based on “as is” or bulk sale valuations. At each quarter end, an estimate of the current value of the collateral is made for each impaired loan based on the most recent appraisal and trends in applicable real estate values since the date of the most recent appraisal as reported by providers of real estate market data to determine the amount of impairment. If the fair value of the collateral is less than the recorded amount of the loan, we then recognize impairment by creating or adjusting an existing valuation allowance with a corresponding charge to the provision for loan losses. If an impaired loan is expected to be collected through liquidation of the collateral, the amount of impairment, excluding disposal costs, is charged off against the reserve for loan losses. Nonaccrual impaired loans are not returned to accruing status unless the unpaid interest has been brought current and full repayment of the recorded balance is expected or if the borrower has made six consecutive monthly payments of the scheduled amounts due and are continued to be reviewed for continued impairment until they are no longer reported as troubled debt restructurings.

The Company identified impaired loans with a recorded investment of $419.9 million at September 30, 2009 of which 93.9% was secured by real estate, compared with $181.2 million at year-end 2008 of which 88.5% was secured by real estate, an increase of $238.7 million, or 132%. The Company considers all non-accrual loans to be impaired. The following table presents impaired loans and the related allowance, as of the dates indicated:

	At September 30, 2009	At December 31, 2008
	(In thousands)
Balance of impaired loans with no allocated allowance	$268,334	$79,852
Balance of impaired loans with an allocated allowance	151,571	101,350

Total recorded investment in impaired loans	$419,905	$181,202

Amount of the allowance allocated to impaired loans	$15,263	$28,538

Cumulative chargeoffs recorded on impaired loans	$64,987	$28,814

Allowance for Credit Losses, page 47

5.	We note that during the second quarter of 2009, in light of the continued deterioration in the economy and the increases in nonaccrual loans and charge-offs, the Company shortened the timeframe within the migration analysis, which is used in the determination of the general loan loss allowance, from five years to four years. The disclosures indicate that this change was instituted to better reflect the impact of the most recent charge-offs, resulting in an increased general loan loss allowance. We also note that during the same timeframe, in conjunction with the determination of the specific loan loss allowance, you increased the minimum loss rates for construction loans rated Minimally Acceptable, Special Mention and Substandard. Changes in the practices you follow to determine your allowance for loan losses can impact that amount and an understanding of the credit quality information you present. To the extent you changed your practices, please tell us and revise your future filings to more clearly describe the changes made and, to the extent possible, quantify the effect of those changes. Further, tell us what consideration you have given to using a considerably shorter time frame (e.g., two years) as opposed to the four year time frame utilized in the migration analysis. Also, consider disclosing and discussing changes in:

•	The historical loss data you used as a starting point for estimating current losses;

•	How you incorporated economic factors affecting loan quality into your allowance estimate;

•	The level of specificity you used to group loans for purposes of estimating losses;

•	Your non-accrual and charge-off policies;

•	Your application of loss factors to graded loans; and

•	Any other estimation methods and assumptions you used.

We have included the impact of the refinements in the loan loss methodology made during the second quarter of 2009 and your other items for disclosure consideration in the disclosures that we would have made in response to item #2 above. The Company believes that using a four year period as the timeframe for the migration analysis is appropriate because four years approximates the length of a typical economic cycle. During the fourth quarter of 2009, the Company changed its migration loss analysis to reduce the weighting of the first two years of the four year migration analysis by half to better reflect the impact of more recent losses. This change did not have a significant impact on the allowance for loan losses.

6.	We note the significant deterioration in the credit quality of your loan portfolio during fiscal 2009 which has resulted in significant increases in the levels of nonperforming loans and assets as well as significant increases in the loan loss provision and charge-off’s during that timeframe. During fiscal 2009, we also note that the allowance for loan losses as a percentage of nonperforming loans has continued to decrease while the ratio of net charge-offs to average loans outstanding has continued to increase. Please tell us and revise future filings as follows:

•

Revise your disclosure to comprehensively bridge the gap between the significant increases in the balance of your loan portfolio and non-performing and impaired loans with the change in your allowance for loan losses;

•

Provide an analysis of each component of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio;

•

Clearly explain how you considered specific factors, including the levels of nonperforming loans at each period end as well as the charge-offs for the period, when determining the amount of your allowance; and

•	To the extent that the significant changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss this fact.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. If we had incorporated your comments in our Form 10-Q for the quarter ended September 30, 2009, it would have been as follows:

Nonaccrual loans

At September 30, 2009, total non-accrual loans of $360.5 million increased $179.3 million, or 99.0% from $181.2 million at December 31, 2008 but decreased $24.9 million, or 6.5%, from $383.1 million at June 30, 2009. During the same period, the allowance for loan losses increased by $67.3 million, or 55.1 percent, to $189.4 million at September 30, 2009 from $122.2 million at December 31, 2008. The allowance for loan losses increased by $19.8 million, or 11.7 percent, from $169.6 million at June 30, 2009 to $189.4 million at September 30, 2009. The allowance for the collateral-dependent loans is calculated by the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly.

As of September 30, 2009, $335.0 million, or 92.9 percent, of the $360.5 million of non-accrual loans were secured by real estate. As of December 31, 2008, $160.3 million, or 88.5 percent, of the $181.2 million of non-accrual loans were secured by real estate. While increases in the non-accrual loan balance are indicative of an overall loan portfolio deterioration, increased percentages of well-secured collateral-dependent loans within the non-accrual loan breakdown provide less need of corresponding increases to the allowance for loan losses. In light of declining property values in the current economic downturn affecting the real estate markets, the Bank has obtained current appraisals, which provides mitigating factors in evaluating potential loss.

At September 30, 2009, $15.3 million of the $189.4 million allowance for loan losses was allocated for impaired loans and $174.1 million was for the general allowance. At December 31, 2008, $28.5 million of the $122.1 million allowance for loan losses was allocated for impaired loans and $93.6 million was for the general allowance. The decrease in the amount of the allowance for loan losses allocated to impaired loans resulted from the chargeoffs of impairment reserves from liquidation of the impaired loans. The remainder of the allowance for loan losses is a general allowance and has increased during the first nine months of 2009 as a result in the increase in the amount of loans rated Minimally Acceptable, Special Mention, or Substandard, the increase in the historical loss factors determined through the higher reserve rates for the loan segments determined through the migration analysis as a result of the high level of chargeoffs and the changes in environmental factors described in Allowance for Loan Losses above. For the quarter ended September 30, 2009, net loan chargeoffs were $57.0 million or 3.14% of average loans compared to $151.0 million or 2.75% of average loans for the nine months ended September 30, 2009. The increase in the allowance for loan losses between December 31, 2008 and September 30, 2009 is directionally consistent with the underlying credit quality of the applicable loan portfolios.

The allowance for loan losses to nonaccrual loans decreased from 65.0% at December 31, 2008 to 50.5% at September 30, 2009. Included in nonaccrual commercial real estate loans is a loan with an outstanding balance of $47.6 million to a borrower who filed for bankruptcy in March 2009. While the loan is non-accrual at September 30, 2009, management believes that the value of the underlying real estate collateral is sufficient for a full collection of principal and interest. At September 30, 2009, the allowance for loan losses to nonaccrual loans excluding the $47.6 million well secured loan would have been 61.0%. Nonaccrual loans also include those troubled debt restructurings that do not qualify for accrual status.

7.	As a related matter, describe how charge-offs for confirmed losses impact the coverage ratio (allowance for loan losses as a percentage of nonperforming loans). For example, consider providing the following types of disclosure in your future filings:

•	Nonperforming loans for which the full loss has been charged-off to total loans;

•	Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;

•	Charge-off rate for nonperforming loans for which the full loss has been charged-off;

•	Coverage ratio net of nonperforming loans for which the full loss has been charged-off,

•	Total allowance divided by (total loans less nonperforming loans for which the full loss has been charged-off); and

•	Allowance for individually impaired loans divided by total loans that are individually impaired.

For impaired loans at September 30, 2009 and December 31, 2008, the amounts previously charged off represent 13.4% and 13.7% of the contractual balances for impaired loans. We will provide this information in future filings as discussed in #4 above. We will consider the other items above for disclosure in our Form 10-K for the year ended and in future quarterly filings.

*            *            *            *

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen

Heng W. Chen

Executive Vice President

and Chief Financial Officer